Exhibit 12.1

	Six months ended June 30, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
	(unaudited)
Earnings:
Pretax Income from continuing operations	$33,930,087	$49,752,614	$25,167,380	$6,336,588	($3,314,694)	$9,228,102
Fixed charges	17,388,418	30,450,471	36,486,361	45,450,398	79,640,808	121,585,223

Total	$51,318,505	$80,203,085	$61,653,741	$51,786,986	$76,326,114	$130,813,325

Fixed Charges:
Interest (expensed and capitalized)	15,134,832	27,043,926	31,876,054	41,369,137	76,490,096	118,882,304
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,244,282	3,387,123	4,590,397	4,058,255	3,128,657	2,681,235
Estimate of interest within rental expenses	9,304	19,422	19,910	23,006	22,055	21,684

Total	$17,388,418	$30,450,471	$36,486,361	$45,450,398	$79,640,808	$121,585,223

Preferred stock dividend	($25,379)	$0	$0	$0	$0	$0

Ratio of earnings to combined fixed charges	2.95	2.63	1.69	1.14	0.96	1.08
Ratio of earnings to combined fixed charges and preferred stock dividends	2.95	2.63	1.69	1.14	0.96	1.08